CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$10,000,000	$307.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $90,108.51 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $307.00 offset against the registration fee due for this offering and of which $89,801.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated November 20, 2007 (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$10,000,000 99% Principal Protected Digital Notes due December 2, 2008 Linked to the Performance of a Basket of Asian Currencies Medium-Term Notes, Series A

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	November 20, 2007

Issue Date:	November 26, 2007

Basket Final Valuation Date:	November 26, 2008†

Maturity Date:	December 2, 2008† (resulting in a term to maturity of approximately 1 year)

Denominations:	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following currency exchange rates (each a “currency exchange rate” and a “basket component”, and together, the “basket components”), weighted as indicated:

	Currency Exchange Rate	Reference Level on Basket Initial Valuation Date	Weighting
	U.S. Dollar and the Singapore Dollar (“USDSGD” currency exchange rate)	1.4538	25.00%
	U.S. Dollar and the Philippine Peso ( “USDPHP” currency exchange rate)	43.495	25.00%
	U.S. Dollar and the Indonesian Rupiah ( “USDIDR” currency exchange rate)	9385	25.00%
	U.S. Dollar and the Malaysian Ringgit (“USDMYR” currency exchange rate)	3.3840	25.00%

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)    where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

(b)    where the currency exchange rate is USDPHP, the Philippine Peso per U.S. Dollar morning weighted average rate for the relevant date, expressed as the amount of Philippine Pesos per one U.S. Dollar, for settlement in one business day reported by the Philippine Dealing System PDEX which appears on the Reuters screen PDSPESO page to the right of the caption “AM WT AVE” at approximately 11:30 a.m., Manila time, or as soon as thereafter practicable, on the relevant date;

(c)    where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(d)    where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar spot rate, expressed as the amount of Malaysian Ringgit per one U.S. Dollar, for settlement in two business days reported by the Association of Banks in Singapore, which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date.

See “Description of Reference Asset” in this pricing supplement for additional information.

Principal Protection Percentage:	99% principal protection on maturity date

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        If the final basket level is greater than or equal to 102, you will receive (a) 99% of the principal amount of your Notes plus (b) 10.00% of the principal amount of your Notes. Accordingly, if the final basket level is greater than or equal to 102, your payment per $1,000 principal amount of Notes will be $1,090.

•        If the final basket level is less than 102, you will receive 99% of the principal amount of your Notes. Accordingly, if the final basket level is less than 102, your payment per $1,000 principal amount of Notes will be $990.

The Notes are not 100% principal protected, and you may lose 1% of your initial investment. Your principal is protected 99% only if you hold your Notes to maturity. You will lose 1% of the principal amount of your Notes if the basket return is less than 2%.

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the basket initial valuation date.

Final Basket Level:	The basket closing level on the basket final valuation date.

Basket Closing Level:

On the basket final valuation date, the basket closing level will be calculated as follows:

100 x [1 + (USDSGD return * USDSGD weighting) + (USDPHP return * USDPHP weighting) + (USDIDR return * USDIDR weighting) + (USDMYR return * USDMYR weighting)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage (which may be positive or negative), calculated using a fraction, the numerator of which is the reference level for such basket component on the basket initial valuation date minus the reference level for such basket component on the basket final valuation date and the denominator of which is the reference level for such basket component on the basket final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738G W30 and US06738GW307

†	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.90%	99.10%
Total	$10,000,000	$90,000	$9,910,000

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 0.90%, is 99.10%. The price to the public for all other purchases of Notes is 100%.

Supplemental Plan of Distribution. JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $9.00 per $1,000 principal amount Note.

JPMorgan Placement Agent

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,090.00	9.00%
145.00	45.00%	$1,090.00	9.00%
135.00	35.00%	$1,090.00	9.00%
125.00	25.00%	$1,090.00	9.00%
115.00	15.00%	$1,090.00	9.00%
112.50	12.50%	$1,090.00	9.00%
110.00	10.00%	$1,090.00	9.00%
107.50	7.50%	$1,090.00	9.00%
105.00	5.00%	$1,090.00	9.00%
102.50	2.50%	$1,090.00	9.00%
101.00	1.00%	$990.00	-1.00%
100.00	0.00%	$990.00	-1.00%
95.00	- 5.00%	$990.00	-1.00%
90.00	- 10.00%	$990.00	-1.00%
80.00	- 20.00%	$990.00	-1.00%
70.00	- 30.00%	$990.00	-1.00%
60.00	- 40.00%	$990.00	-1.00%
50.00	- 50.00%	$990.00	-1.00%
40.00	- 60.00%	$990.00	-1.00%
30.00	- 70.00%	$990.00	-1.00%
20.00	- 80.00%	$990.00	-1.00%
10.00	- 90.00%	$990.00	-1.00%
0.00	-100.00%	$990.00	-1.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from the initial basket level of 100 to a final basket level of 110.

Because the final basket level of 110 is greater than or equal to 102, the investor receives a payment at maturity of $1,090 per $1,000 principal amount Note calculated as follows:

$990 + $100 = $1,090

PS–3

Example 2: The basket level increases from an initial basket level of 100 to a final basket level of 101.

Because the final basket level of 101 is less than 102, the investor receives a payment at maturity of $990 per $1,000 principal amount Note.

Example 3: The basket level decreases from the initial basket level of 100 to a final basket level of 80.

Because the final basket level of 80 is less than 102, the investor receives a payment at maturity of $990 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Additional Risks Relating to Digital Notes—If the final basket level is greater than or equal to 102, you will receive (a) 99% of the principal amount of your Notes plus (b) 10.00% of the principal amount of your Notes. Under no circumstances, regardless of the extent to which the basket return is greater than 2%, will your return exceed this amount. See “Risk Factors—Additional Risks Relating to Digital Notes” in the prospectus supplement. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, the Notes will be treated as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments that should be subject to the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would first offset the interest accrued in 2008, or, if earlier, the year of such sale, and would be ordinary loss to the extent of the interest you included as income in the prior taxable years in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Different rules may apply if it is determined that, based on all the facts and circumstances, as of the issue date, it is significantly more likely than not that the final basket level will be less than 102 at maturity. You should consult your tax advisor with respect to such rules.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 99%. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether the final basket level is less than 102, or greater than or equal to 102. You will lose 1% of the principal invested if the final basket level is less than 102.

•

Notes Bearish on the U.S. dollar—The basket return will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the basket return will also increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than 99% of the Principal Amount, Even if the Basket Return is Positive—If the final basket level is less than 102, you will receive 99% of the principal amount of your Notes, even if the basket return is positive but is less than 2%. You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the final basket level is less than 102, you will not receive a payment at maturity of more than 99% of the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components were higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Changes in the Levels of the Basket Components May Offset Each Other—Because the performance of the basket is determined by the performance of the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit relative to the U.S. Dollar, your Notes will be exposed to currency exchange rate risk with respect to Singapore, the Philippines, Indonesia, Malaysia and the United States. Movements in the currency exchange rates of the basket components may not correlate with each other. As a result, your investment in the Notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the Notes. Therefore, for example, in calculating the Basket Closing Level, an increase in the Singapore Dollar may be moderated, or more than offset by, lesser increases or declines in the Indonesian Rupiah.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–5

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate (to the nearest four decimal places), which is determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

(b) where the currency exchange rate is USDPHP, the Philippine Peso per U.S. Dollar morning weighted average rate for the relevant date, expressed as the amount of Philippine Pesos per one U.S. Dollar, for settlement in one business day reported by the Philippine Dealing System PDEX which appears on the Reuters screen PDSPESO page to the right of the caption “AM WT AVE” at approximately 11:30 a.m., Manila time, or as soon as thereafter practicable, on the relevant date;

(c) where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(d) where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar spot rate, expressed as the amount of Malaysian Ringgit per one U.S. Dollar, for settlement in two business days reported by the Association of Banks in Singapore, which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit based on the currency exchange rates from January 17, 2000 through November 20, 2007. We obtained the information regarding these USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates below from Bloomberg, L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical performance of the USDSGD, USDPHP, USDIDR and USDMYR should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates will result in any return higher than 99% of your initial investment.

The reference levels of the USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates on November 20, 2007 were 1.4538, 43.495, 9385 and 3.3840, respectively.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–8

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

PS–9